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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                               AirGate PCS, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  009367 10 3
-------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 2001
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ /  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                   Page 2 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Blackstone Communications Partners I L.P.
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  1,153,648
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  0

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  1,153,648

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  0

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  1,153,648

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  4.48%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                   Page 3 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Blackstone iPCS Capital Partners L.P.
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  992,328
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  0

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  992,328

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  0

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  992,328

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  3.85%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                   Page 4 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Blackstone/iPCS L.L.C.
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  348,398
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  0

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  348,398

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  0

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  348,398

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  1.35%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                   Page 5 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Blackstone Communications Management
                                     Associates I L.L.C.
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  1,153,648
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  0

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  1,153,648

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  0

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  1,153,648

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  4.48%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                   Page 6 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Blackstone Media Management Associates III
                                     L.L.C.
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  1,340,726
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  0

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  1,340,726

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  0

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  1,340,726

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  5.21%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                   Page 7 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Blackstone Management Partners III L.L.C.
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  4,780
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  0

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  4,780

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  0

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  4,780

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  0.02%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                   Page 8 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Blackstone Mezzanine Partners L.P.
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  71,302
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  0

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  71,302

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  0

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  71,302

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  0.28%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                   Page 9 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Blackstone Mezzanine Holdings L.P.
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  7,923
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  0

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  7,923

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  0

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  7,923

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  0.03%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                  Page 10 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Blackstone Mezzanine Associates L.P.
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  79,225
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  0

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  79,225

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  0

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  79,225

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  0.31%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  PN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                  Page 11 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Blackstone Mezzanine Management
                                     Associates L.L.C.
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  Delaware

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  79,225
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  0

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  79,225

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  0

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  79,225

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  0.31%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                  Page 12 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Peter G. Peterson
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  United States

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  0
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  2,578,379

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  0

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  2,578,379

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  2,578,379

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  9.98%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  IN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 009367 10 3                  13G                  Page 13 of 34 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
1.        Name of Reporting Person:  Stephen A. Schwarzman
          I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group           (a)  / /
                                                                     (b)  /X/

-------------------------------------------------------------------------------
3.        SEC Use Only

-------------------------------------------------------------------------------

4.        Citizenship or Place of Organization:  United States

-------------------------------------------------------------------------------
     NUMBER OF SHARES       5.     Sole Voting Power:  0
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            ---------------------------------------------------
                            6.     Shared Voting Power:  2,578,379

                            ---------------------------------------------------
                            7.     Sole Dispositive Power:  0

                            ---------------------------------------------------
                            8.     Shared Dispositive Power:  2,578,379

-------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person:  2,578,379

-------------------------------------------------------------------------------
10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
       (See Instructions)                                                  /  /


-------------------------------------------------------------------------------
11.       Percent of Class Represented by Amount in Row (9):  9.98%

-------------------------------------------------------------------------------
12.       Type of Reporting Person (See Instructions):  IN

-------------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  AirGate PCS, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  Harris Tower, 233 Peachtree Street NE, Suite 1700, Atlanta, Georgia 30303

Item 2(a).        Name of Person Filing:

                  Blackstone Communications Partners I L.P.
                  Blackstone iPCS Capital Partners L.P.
                  Blackstone/iPCS L.L.C.
                  Blackstone Communications Management Associates I L.L.C. Blackstone Media Management Associates III L.L.C. Blackstone Management Partners III L.L.C.
                  Blackstone Mezzanine Partners L.P.
                  Blackstone Mezzanine Holdings L.P.
                  Blackstone Mezzanine Associates L.P.
                  Blackstone Mezzanine Management Associates L.L.C.
                  Peter G. Peterson
                  Stephen A. Schwarzman

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  345 Park Avenue, New York, New York 10154

Item 2(c).        Citizenship:

                  Blackstone Communications Partners I L.P. - Delaware Blackstone iPCS Capital Partners L.P. - Delaware Blackstone/iPCS L.L.C. - Delaware
                  Blackstone Communications Management Associates I L.L.C.
                  - Delaware
                  Blackstone Media Management Associates III L.L.C. - Delaware Blackstone Management Partners III L.L.C. - Delaware Blackstone Mezzanine Partners L.P. - Delaware
                  Blackstone Mezzanine Holdings L.P. - Delaware
                  Blackstone Mezzanine Associates L.P. - Delaware
                  Blackstone Mezzanine Management Associates L.L.C. - Delaware Peter G. Peterson - United States
                  Stephen A. Schwarzman - United States

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.01 per share

Item 2(e).        CUSIP Number:

                  009367 10 3

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)       / /    Broker or dealer registered under Section 15 of the
                         Exchange Act.
        (b)       / /    Bank as defined in section 3(a)(6) of the Exchange Act.
        (c)       / /    Insurance company as defined in Section 3(a)(19) of
                         the Exchange Act.
        (d)       / /    Investment company registered under Section 8 of the
                         Investment Company Act.
        (e)       / /    An investment adviser in accordance with Rule 13d-1(b)
                         (1)(ii)(E);
        (f)       / /    An employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);
        (g)       / /    A parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);
        (h)       / /    A savings association as defined in Section 3(b) of
                         the Federal Deposit Insurance Act;
        (i)       / /    A church plan that is excluded from the definition
                         of an investment company under Section 3(c)(14) of
                         the Investment Company Act;
        (j)       / /    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.           Ownership.

        (a)      Amount beneficially owned:

Blackstone Communications Partners I L.P., a Delaware limited partnership ("BCOM I"), is the record holder of 1,153,648 shares of the identified class of securities; Blackstone iPCS Capital Partners L.P., a Delaware limited partnership ("BCP"), is the record holder of 992,328 shares of the identified class of securities; and Blackstone/iPCS L.L.C., a Delaware limited liability company ("BiPCS"), is the record holder of 348,398 shares of the identified class of securities.

As sole general partner of BCOM I, Blackstone Communications Management Associates I L.L.C., a Delaware limited liability company ("BCMA I"), may be deemed to be the beneficial owner of 1,153,648 shares of the identified class of securities held of record by BCOM I. However, BCMA I disclaims that it is a beneficial owner of such securities, except to the extent of its pecuniary interest in such securities.

As sole general partner of BCP and the manager of BiPCS, Blackstone Media Management Associates III L.L.C., a Delaware limited liability company ("BMMA III"), may be deemed to be the beneficial owner of 1,340,726 shares of the identified class of securities held of record by BCP and BiPCS. However, BMMA III disclaims that it is a beneficial owner of such securities, except to the extent of its pecuniary interest in such securities.

Blackstone Management Partners III L.L.C., a Delaware limited liability company ("BMP III"), is the record holder of options to purchase 4,780 shares of the identified class of securities.

Blackstone Mezzanine Partners L.P., a Delaware limited partnership ("BMP"), is the record holder of warrants to purchase 71,302 shares of the identified class of securities and Blackstone Mezzanine Holdings L.P., a Delaware limited partnership ("BMH"), is the record holder of warrants to purchase 7,923 shares of the identified class of securities.

As sole general partner of BMP and BMH, Blackstone Mezzanine Associates L.P., a Delaware limited partnership ("BMALP"), may be deemed to be the beneficial owner of the warrants held of record by BMP and BMH (and 79,225 shares of the identified class of securities issuable upon the exercise thereof). However, BMALP disclaims that it is a beneficial owner of such warrants, except to the extent of its pecuniary interest in such warrants.

As sole general partner of BMALP, which is in turn sole general partner of BMP and BMH, Blackstone Mezzanine Management Associates L.L.C., a Delaware limited liability company ("BMMALLC"), may also be deemed to be the beneficial owner of the warrants held of record by BMP and BMH (and 79,225 shares of the identified class of securities issuable upon the exercise thereof). However, BMMALLC disclaims that it is a beneficial owner of such warrants, except to the extent of its pecuniary interest in such warrants.

Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members of BiPCS, BMP III, BMMA III, BCMA I and BMMALLC (the "Founding Members") and have the shared power to vote or to direct the vote of, and to dispose of or to direct the disposition of, the shares of the identified class of securities that may be deemed to be beneficially owned by BiPCS, BMP III, BMMA III, BCMA I and BMMALLC. As a result, the Founding Members may be deemed to beneficially own the shares of the identified class of securities that BiPCS, BMP III, BMMA III, BCMA I and BMMALLC may be deemed to beneficially own, but they disclaim any such beneficial ownership except to the extent of their individual pecuniary interest in such securities.

        (b)   Percent of class:

         See Item 11 of each cover page, which is based on Item 5 of each cover page. See Item 4(a).

        (c)   Number of shares as to which the person has:

             (i)    Sole power to vote or to direct the vote:

                    See Item 5 of each cover page.

             (ii)   Shared power to vote or to direct the vote:

                    See Item 6 of each cover page.

             (iii)  Sole power to dispose or to direct the disposition of:

                    See Item 7 of each cover page.

             (iv)   Shared power to dispose or to direct the disposition of:

                    See Item 8 of each cover page.

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  See Item 4(a) above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  BCMA I is the sole general partner of BCOM I and therefore may be deemed to be the beneficial owner of the securities held by BCOM I. However, BCMA I disclaims that it is a beneficial owner of such securities, except to the extent of its pecuniary interest in such securities.

                  BMMA III is the sole general partner of BCP and the manager of BiPCS and therefore may be deemed to be the beneficial owner of the securities held by such entities. However, BMMA III disclaims that it is a beneficial owner of such securities, except to the extent of its pecuniary interest in such securities.

                  BMALP is the sole general partner of BMP and BMH and therefore may be deemed to be the beneficial owner of the warrants (and the securities issuable upon the exercise thereof) held by such limited partnerships. However, BMALP disclaims that it is a beneficial owner of such warrants, except to the extent of its pecuniary interest in such warrants.

                  BMMALLC is the sole general partner of BMALP and therefore may be deemed to be the beneficial owner of the warrants (and the securities issuable upon the exercise thereof) held by BMP and BMH. However, BMMALLC disclaims that it is a beneficial owner of such warrants, except to the extent of its pecuniary interest in such warrants.

                  BCOM I, BCP, BiPCS, BCMA I, BMMA III, BMP III, BMP, BMH, BMALP and BMMALLC may be deemed to be a group in relation to their respective investments in AirGate PCS, Inc. BCOM I, BCP, BiPCS, BCMA I, BMMA III, BMP III, BMP, BMH, BMALP and BMMALLC do not affirm the existence of a group.

                  The Founding Members may be deemed to be a group in relation to their shared power to vote or to direct the vote of, and to dispose or to direct the disposition of, the securities held, through BCOM I, BCP, BiPCS, BCMA I, BMMA III, BMP III, BMP, BMH, BMALP and BMMALLC. The Founding Members do not affirm the existence of a group.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certifications.

                  Not applicable.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           BLACKSTONE COMMUNICATIONS
                                             PARTNERS I L.P.


                                            By:   Blackstone Communications
                                                  Management Associates I
                                                  L.L.C., its General Partner


                                                  By: /s/ Lawrence H. Guffey
                                                      -----------------------
                                                      Name:  Lawrence H. Guffey
                                                      Title: Member


                                            Dated:  2-14-02

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BLACKSTONE iPCS CAPITAL PARTNERS L.P.

                                         By:   Blackstone Media Management
                                               Associates III  L.L.C., its
                                               General Partner


                                                By: /s/ Lawrence H. Guffey
                                                    ---------------------------
                                                    Name:  Lawrence H. Guffey
                                                    Title: Member



                                         Dated:   2-14-02

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BLACKSTONE/iPCS L.L.C.

                                            By:   Blackstone Media Management
                                                  Associates III L.L.C., as
                                                  General Partner of Blackstone
                                                  iPCS Offshore Capital
                                                  Partners L.P., a member


                                            By:  /s/ Lawrence H. Guffey
                                                 ------------------------------
                                                 Name:  Lawrence H. Guffey
                                                 Title: Member


                                            Dated:  2-14-02

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           BLACKSTONE COMMUNICATIONS
                                             MANAGEMENT ASSOCIATES I L.L.C.



                                             By:  /s/ Lawrence H. Guffey
                                                  -----------------------------
                                                  Name:  Lawrence H. Guffey
                                                  Title: Member


                                             Dated:  2-14-02

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               BLACKSTONE MEDIA MANAGEMENT
                                                 ASSOCIATES III L.L.C.


                                                 By:  /s/ Lawrence H. Guffey
                                                      -------------------------
                                                      Name:  Lawrence H. Guffey
                                                      Title: Member


                                                 Dated:   2-14-02

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BLACKSTONE MANAGEMENT
                                              PARTNERS III L.L.C.


                                              By:  /s/ Lawrence H. Guffey
                                                   ----------------------------
                                                   Name:  Lawrence H. Guffey
                                                   Title: Member


                                              Dated:  2-14-02

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           BLACKSTONE MEZZANINE PARTNERS L.P.


                                           By:    Blackstone Mezzanine
                                                  Associates L.P., its
                                                  General Partner


                                           By:    Blackstone Mezzanine
                                                  Management Associates
                                                  L.L.C., its General Partner


                                                  By: /s/ Lawrence H. Guffey
                                                      ------------------------
                                                      Name:  Lawrence H. Guffey
                                                      Title: Member


                                           Dated:   2-14-02

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      BLACKSTONE MEZZANINE HOLDINGS L.P.


                                      By:    Blackstone Mezzanine Associates
                                             L.P., its General Partner


                                      By:    Blackstone Mezzanine Management
                                             Associates L.L.C., its
                                             General Partner


                                             By:  /s/ Lawrence H. Guffey
                                                  -----------------------------
                                                  Name:  Lawrence H. Guffey
                                                  Title: Member


                                      Dated:   2-14-02

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   BLACKSTONE MEZZANINE ASSOCIATES L.P.


                                   By:     Blackstone Mezzanine Management
                                           Associates L.L.C.,
                                            its General Partner


                                           By:  /s/ Lawrence H. Guffey
                                                -------------------------------
                                                Name:  Lawrence H. Guffey
                                                Title: Member


                                   Dated:   2-14-02

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            BLACKSTONE MEZZANINE MANAGEMENT
                                              ASSOCIATES L.L.C.



                                            By:  /s/ Lawrence H. Guffey
                                                 ------------------------------
                                                 Name:  Lawrence H. Guffey
                                                 Title: Member


                                            Dated:  2-14-02

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                /s/ Peter G. Peterson
                                                ------------------------------
                                                PETER G. PETERSON


                                                Dated:   2-14-02

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 /s/ Stephen A. Schwarzman
                                                ------------------------------
                                                STEPHEN A. SCHWARZMAN


                                                Dated:  2-14-02

                                   EXHIBITS

Exhibit 1 - Joint Filing Agreement and Power of Attorney

                 JOINT FILING AGREEMENT AND POWER OF ATTORNEY

                  We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us. Each of us hereby constitutes and appoints Stephen A. Schwarzman as our true and lawful agent and attorney-in-fact with full power of substitution and resubstitution, to prepare, execute and file any such amendments, and any other documents that any such agent and attorney-in-fact may consider advisable on Schedule 13G, on our behalf, and hereby ratifies any such action by any such agent and attorney-in-fact.

                                       BLACKSTONE COMMUNICATIONS
                                         PARTNERS I L.P.

                                       By: Blackstone Communications Management
                                           Associates I L.L.C., its General
                                           Partner

                                           By:  /s/ Lawrence H. Guffey
                                               --------------------------------
                                               Name:   Lawrence H. Guffey
                                               Title:  Member


                                       BLACKSTONE iPCS CAPITAL PARTNERS L.P.

                                       By: Blackstone Media Management
                                           Associates III L.L.C., its
                                           General Partner

                                           By:  /s/ Lawrence H. Guffey
                                               --------------------------------
                                               Name:  Lawrence H. Guffey
                                               Title: Member


                                       BLACKSTONE/iPCS L.L.C.

                                       By:  Blackstone Media Management
                                            Associates III L.L.C., as General
                                            Partner of Blackstone iPCS
                                            Offshore Capital Partners L.P.,
                                            a member

                                            By:  /s/ Lawrence H. Guffey
                                               --------------------------------
                                               Name:  Lawrence H. Guffey
                                               Title: Member

                                       BLACKSTONE COMMUNICATIONS MANAGEMENT
                                         ASSOCIATES I L.L.C.


                                         By: /s/ Lawrence H. Guffey
                                             ----------------------------------
                                             Name:  Lawrence H. Guffey
                                             Title: Member


                                       BLACKSTONE MEDIA MANAGEMENT ASSOCIATES
                                         III L.L.C.

                                         By: /s/ Lawrence H. Guffey
                                             ----------------------------------
                                             Name:  Lawrence H. Guffey
                                             Title: Member


                                       BLACKSTONE MANAGEMENT PARTNERS III L.L.C.


                                         By: /s/ Lawrence H. Guffey
                                             ----------------------------------
                                             Name:   Lawrence H. Guffey
                                             Title:  Member


                                       BLACKSTONE MEZZANINE PARTNERS L.P.

                                       By:    Blackstone Mezzanine Associates
                                               L.P., its General Partner

                                       By:    Blackstone Mezzanine Management
                                                Associates L.L.C., its
                                                General Partner

                                                By: /s/ Lawrence H. Guffey
                                                    ---------------------------
                                                    Name:  Lawrence H. Guffey
                                                    Title: Member

                                       BLACKSTONE MEZZANINE HOLDINGS L.P.

                                       By:   Blackstone Mezzanine Associates
                                              L.P., its  General Partner

                                       By:   Blackstone Mezzanine Management
                                             Associates L.L.C., its General
                                             Partner

                                             By: /s/ Lawrence H. Guffey
                                                -------------------------------
                                                Name:  Lawrence H. Guffey
                                                Title: Member


                                       BLACKSTONE MEZZANINE ASSOCIATES L.P.

                                       By:   Blackstone Mezzanine Management
                                             Associates L.L.C., its General
                                             Partner

                                             By: /s/ Lawrence H. Guffey
                                                 ------------------------------
                                                 Name:  Lawrence H. Guffey
                                                 Title: Member


                                       BLACKSTONE MEZZANINE MANAGEMENT
                                         ASSOCIATES L.L.C.

                                             By: /s/ Lawrence H. Guffey
                                                 ------------------------------
                                                 Name:  Lawrence H. Guffey
                                                 Title: Member




                                       ______________________________
                                       PETER G. PETERSON




                                       ______________________________
                                       STEPHEN A. SCHWARZMAN